NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

June 2, 2020

Via EDGAR

Lisa Larkin

Mindy Rotter

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation —

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2,
File No. 333-237740

Dear Ms. Larkin and Ms. Rotter:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Ms. Larkin and Ms. Rotter in a conversation with Jonathan Talcott and Peter Strand, company counsel, on May 15, 2020, with respect to the Company’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 17, 2020.

We have paraphrased the Staff’s comments followed by the Company’s responses below to aid in your review.

Legal Comments

1.	In light of recent market events caused by COVID-19, please update disclosure to reflect circumstances beyond December 31, 2019. For example, update all narrative disclosure and financial information to cover the period ended March 31, 2020. We are asking this of all registrants in order to provide investors with current meaningful information. If such disclosure is provided in documents incorporated by reference, please identify where the disclosure is located. Please address the following topics, as applicable:

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Lisa Larkin

Mindy Rotter

June 2, 2020

(i)	asset coverage;
(ii)	portfolio liquidity and creditworthiness;
(iii)	net asset value;
(iv)	market value;
(v)	credit facility compliance;
(vi)	effective leverage;
(vii)	price range of common stock;
((viii)	senior securities;
(ix)	management fees;
(x)	interest rate risk;
(xi)	distributions, dividends and return of capital; and
(xii)	use of proceeds.

Response:

The Company has: (i) revised Pre-Effective Amendment No. 1 to the Registration Statement to provide information as of March 31, 2020 regarding market value, price range of common stock, senior securities, management fees, distributions and use of proceeds; (ii) incorporated by reference information from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Commission on May 8, 2020, regarding asset coverage, portfolio liquidity and creditworthiness, net asset value, effective leverage and interest rate risk; and (iii) incorporated by reference information from the Company’s Current Report on Form 8-K, filed with the Commission on May 22, 2020, regarding credit facility compliance.

2.	Please ensure the Company will comply with FAST Act requirements, including adding a hyperlink to documents incorporated by reference. See FAST Act Modernization and Simplification of Regulation S-K, Release No. 33-10618 (March 20, 2019).

Response:

We have ensured the Company’s compliance with FAST Act requirements, including revising Pre-Effective Amendment No. 1 to the Registration Statement to provide hyperlinks to documents incorporated by reference.

3.	The Staff refers to footnote 4 to the Fees and Expenses table. In this footnote, the Company states “We may from time to time decide it is appropriate to change the terms of the Investment Advisory Agreement.” Please explain supplementally what is meant by this sentence.

Lisa Larkin

Mindy Rotter

June 2, 2020

Response:

The Company has revised the disclosure on page 4 of Pre-Effective Amendment No. 1 to the Registration Statement to delete the referenced language.

4.	The Staff refers to the section entitled “Incorporation by Reference.” Please file a pre-effective amendment to add language to the effect that all filings filed by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.

Response:

The Company has added the requested language on page 8 of Pre-Effective Amendment No. 1 to the Registration Statement.

5.	The Staff refers to the risk factor entitled “If the current period of capital market disruption and instability continues for an extended period of time, there is a risk that our stockholders may not receive distributions or that our distributions may decline over time and a portion of our distributions to you may be a return of capital for U.S. federal income tax purposes.” Please revise this risk factor to include a plain English definition of the term “return of capital.”

Response:

The Company has revised the disclosure on pages 11 and 12 of Pre-Effective Amendment No. 1 to the Registration Statement as requested.

6.	Please provide the disclosure required by Form N-2 Item 9.1.a, Item 18 and Item 9.3 in the Registration Statement or explain why such disclosure is not necessary.

Response:

The Company has revised Pre-Effective Amendment No. 1 to the Registration Statement to incorporate by reference the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 22, 2020 (the “Proxy Statement”). The disclosure required by Item 9.1.a is included in the section of the Proxy Statement entitled “Corporate Governance,” the disclosure required by Item 18 is included in the sections of the Proxy Statement entitled “Proposal No. 1: Election of Class II Directors” and “Certain Relationships and Related Party Transactions,” and the disclosure required by Item 9.3 is included in the section of the Proxy Statement entitled “Security Ownership of Certain Beneficial Owners and Management” and has been included on page 41 of Pre-Effective Amendment No. 1 to the Registration Statement.

Lisa Larkin

Mindy Rotter

June 2, 2020

7.	The Staff refers to the section entitled “Management and Other Agreements.” The Company describes an amendment to its investment advisory agreement that was approved by the board of directors of the Company on November 4, 2019. Please explain supplementally why the amendment did not require a shareholder vote.

Response:

Section 15(a) of the Investment Company Act does not directly address the subject of amendments to advisory agreements. Nevertheless, in a number of no-action letters, the Staff has permitted amendments to be effected without shareholder approval if a fund amends its investment advisory agreement permanently to reduce the compensation paid to the investment adviser without seeking and obtaining shareholder approval, subject to certain representations including that there be no reduction or modification of services. See, e.g., Limited Term Municipal Fund, Inc., SEC No-Action Letter (pub. avail. Nov. 17, 1992) (where the SEC staff noted its belief that “a majority of an investment company’s outstanding voting securities always would approve a proposed advisory contract amendment that had no effect other than to reduce the percentage of the company’s assets to be paid to the adviser. Thus, to require the Fund to call a shareholder meeting for the sole purpose of approving the advisory contract amendment under these circumstances needlessly would cause the Portfolio’s shareholders to incur solicitation expenses, and could cause the Portfolio to forgo temporarily an advisory fee reduction by delaying the amendment’s effective date”) and Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993).

On November 4, 2019, the Board of Directors approved a change to the Investment Advisory Agreement to amend the base management fee structure, with the effect of lowering the base management fee with no reduction or modification of the investment advisory services provided. Under the pre-amendment Investment Advisory Agreement, the base management fee was calculated at an annual rate equal to 1.75% of average invested assets (calculated as total assets excluding cash, which includes assets financed using leverage), regardless of leverage. Under the revised agreement, the base management fee is initially calculated at the same level, however, the base management fee is calculated at a lower annual rate equal to 1.00% of average invested assets that exceeds the product of (i) 200% and (ii) average net assets. This change has the effect of reducing the base management fee rate on assets in excess of regulatory leverage (leverage excluding the MRCC SBIC SBA debentures) of 1:1 debt to equity to 1.00% per annum.

Lisa Larkin

Mindy Rotter

June 2, 2020

With respect to the representation relating to the services to be provided by the adviser to the Company, the Company hereby represents and confirms that the amendment has not and will not decrease or modify the nature or level of services that the Company’s investment adviser provides to the Company.

Accounting Comments

8.	The Staff refers to the section entitled “Senior Securities.” Please update the table through March 31, 2020 and make reference to the fact that the information therein is unaudited.

Response:

The Company has updated the Senior Securities table on pages 17 and 18 of Pre-Effective Amendment No. 1 to the Registration Statement as requested.

9.	The Staff refers to the hypothetical expense calculations in the section entitled “Fees and Expenses.” Supplementally, please provide the Staff with the underlying calculations.

Response:

The Company has provided the requested calculations supplementally.

Form 10-K

10.	Please confirm in correspondence that there were no open payables to directors at December 31, 2019. Please note that if there were, these should be disclosed separately.

Response:

The Company confirms that there were no open payables to directors at December 31, 2019.

*	*	*	*	*

Lisa Larkin

Mindy Rotter

June 2, 2020

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation

Theodore Koenig

Aaron Peck